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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                 Merlin Software Technologies International, Inc
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59011Y108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 19, 2001
-------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

-------------------                                         -------------------
CUSIP NO. 59011Y108                                           Page 2 of 8 Pages
-------------------                                         -------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SDS Merchant Fund, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                5   SOLE VOTING POWER

                     1,200,389
  NUMBER OF     ---------------------------------------------------------------
    SHARES      6   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          0
     EACH       ---------------------------------------------------------------
  REPORTING     7   SOLE DISPOSITIVE POWER
    PERSON
     WITH           1,200,389
                ---------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,200,389
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13G

-------------------                                         -------------------
CUSIP NO. 59011Y108                                           Page 3 of 8 Pages
-------------------                                         -------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SDS Capital Partners, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                5   SOLE VOTING POWER

                     0
  NUMBER OF     ---------------------------------------------------------------
    SHARES      6   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          1,200,389
     EACH       ---------------------------------------------------------------
  REPORTING     7   SOLE DISPOSITIVE POWER
    PERSON
     WITH           0
                ---------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    1,200,389
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,200,389
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         00
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                         -------------------
CUSIP NO. 59011Y108                                           Page 4 of 8 Pages
-------------------                                         -------------------

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1     Steven Derby

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                5   SOLE VOTING POWER

                     0
  NUMBER OF     ---------------------------------------------------------------
    SHARES      6   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          1,200,389
     EACH       ---------------------------------------------------------------
  REPORTING     7   SOLE DISPOSITIVE POWER
    PERSON
     WITH
                ---------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    1,200,389
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,200,389
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                 Page 5 of Pages

Item 1(a).        Name of Issuer: Merlin Software Technologies
                  International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 4199 Lougheed Highway, Suites 200 and 201, Burnaby, British Columbia V5G 3Y6.

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  SDS Merchant Fund, L.P., a Delaware limited partnership ("SDS"), SDS Capital Partners, LLC, a Delaware limited liability company ("Capital Partners"), and Mr. Steven Derby ("Mr. Derby"), each having offices at 1 Sound Shore Drive - 2nd Floor, Greenwich, Connecticut 06830. Mr. Derby is a citizen of the United States.

Item 2(d). Title of Class of Securities: Common Stock, $0.001 par value per share (the "Common Stock")

Item 2(e).        CUSIP Number: 59011Y108

Item 3.           Not Applicable.

Item 4.           Ownership.

                  1. SDS:

                     (a) Amount beneficially owned: 1,200,389 shares.

                     (b) Percent of class: 8.4%. (The percentage of common
                           stock reported as beneficially owned is based upon 14,293,028 shares outstanding, which consists of the sum of (i) 12,986,928 Shares outstanding as reported by the Issuer on its Annual Report on Form 10-KSB for the year ended December 31, 2000; (ii) 123,180 shares issuable to SDS and the other purchasers under the Purchase Agreement (as defined in Item 4) as semi-annual interest on the Notes; and (iii) an aggregate of 1,200,389 Shares acquirable by SDS upon conversion of the Series A Notes or receivable by SDS as Interest Shares (as defined in Item 4)).

                     (c) Number of shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote:
                               1,200,389 shares
                         (ii)  Shared power to vote or to direct the vote: 0
                         (iii) Sole power to dispose or to direct the
                               disposition of: 1,200,389 shares
                         (iv)  Shared power to dispose or to direct the
                               disposition of: 0




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                                                                 Page 6 of Pages

                  2. Capital Partners

                     (a) Amount beneficially owned: 1,200,389
                     (b) Percent of class (determined as set forth in
                         paragraph 1(b) of this Item 4): 8.4%
                     (c) Number of shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote: 0
                         (ii)  Shared power to vote or to direct the vote:
                               1,200,389 shares
                         (iii) Sole power to dispose or to direct the
                               disposition of: 0
                         (iv) Shared power to dispose or to direct the disposition of: 1,200,389 shares

                  3. Mr. Derby

                     (a) Amount beneficially owned: 1,200,389
                     (b) Percent of class (determined as set forth in
                         paragraph 1(b) of this Item 4): 8.4%
                     (c) Number of shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote: 0
                         (ii)  Shared power to vote or to direct the vote:
                               1,200,389 shares
                         (iii) Sole power to dispose or to direct the
                               disposition of: 0
                         (iv) Shared power to dispose or to direct the disposition of: 1,200,389 shares.

         The sole general partner of SDS is Capital Partners. The sole managing member of Capital Partners is Mr. Derby.

         The common stock reported on this statement is beneficially owned by virtue of the purchase by SDS of $297,800 (principal amount) of Series A 10% Senior Secured Convertible Notes (the "Series A Notes" or "Notes") issued by Merlin Software Technologies International, Inc. (the "Issuer") pursuant to a note and warrant purchase agreement dated as of August 18, 2000, among the Issuer as seller and SDS, Narragansett I, L.P. ("Narragansett I"), Narragansett Offshore, Ltd. ("Narragansett Offshore"), and Pequot Scout Fund, L.P. ("Pequot") as purchasers (the "Purchase Agreement"). Holders of the Notes, including SDS, have the right to convert the Notes and thereby acquire Shares of the Issuer. The Issuer has filed the Notes, the Purchase Agreement and certain related documents with the Securities and Exchange Commission as exhibits to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2000. In addition to the shares acquirable by conversion of the Notes, SDS and the other holders of the Notes are to receive interest payments on the Notes in the form of common stock ("Interest Shares"). SDS disclaims beneficial ownership of the Notes or the common stock acquirable upon conversion thereof by Narragansett I, Narragansett Offshore and Pequot. The information set forth herein about the Purchase Agreement and the Notes is qualified in its entirety by reference to the Purchase Agreement and the Notes. Under the terms of the Series A Notes, the conversion price is the lesser of $1.60 per Share or 95% of a rolling average of the market price in the 30 days prior to conversion. Also under the terms of the Notes, the maximum number of Shares which may be acquired by conversion under the Notes is capped at the number which equals 9% of Shares outstanding held by the holder of the Note and



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                                                                 Page 7 of Pages

any other members of any "group" (as defined in Section 13(d) of the Act and applicable regulations) of which SDS may be deemed to be a part. The common stock reported herein as beneficially owned by SDS does not include 215,550 shares of common stock acquirable upon exercise at a price of $1.75 per share, of a warrant acquired by SDS under the Purchase Agreement, as such warrants are not exercisable within the next 60 days of the date hereof.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]



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                                                                 Page 8 of Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SDS MERCHANT FUND, L.P., a Delaware       SDS CAPITAL PARTNERS, LLC, a Delaware
limited partnership                       limited liability company

By:  SDS Capital Partners, LLC,
a Delaware limited liability
company, its general partner

By:  /s/ Steven Derby                     By:  /s/ Steven Derby
     ---------------------------------         ----------------
         Steven Derby, Managing Member             Steven Derby, Managing Member


         /s/ Steven Derby
     ---------------------------------
         STEVEN DERBY



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).